Exhibit 99.1

ADC Therapeutics Announces First Patient Dosed with Camidanlumab Tesirine (Cami) in Combination with Pembrolizumab in Ongoing Phase 1b Clinical Trial in Selected Solid Tumors

Lausanne, Switzerland, November 3, 2020 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today announced that the first patient has been dosed with camidanlumab tesirine (Cami, formerly ADCT-301) in combination with pembrolizumab, a checkpoint inhibitor, in an ongoing Phase 1b clinical trial in patients with selected advanced solid tumors.

“We are pleased to have dosed our first patient in an additional arm of our Phase 1b trial of Cami in solid tumors, which is intended to identify an appropriate dosing regimen for Cami in combination with pembrolizumab and detect signals of clinical activity in expansion cohorts using the identified dosing regimen,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “The preliminary pharmacokinetic and biomarker data from the Phase 1b trial that we presented at the European Society for Medical Oncology (ESMO) Virtual Congress 2020, as well as a preclinical study recently published in the Journal for ImmunoTherapy of Cancer, support the evaluation of Cami in combination with other immune-modulating therapies. We look forward to the continued evaluation of our CD25-targeted ADC, as monotherapy and in combination with a checkpoint inhibitor, as a novel immuno-oncology approach for the treatment of solid tumor cancers.”

Cami targets CD25, which is expressed on regulatory T cells (Tregs) that infiltrate the local tumor microenvironment. In preclinical models, a single dose of the CD25-targeted ADC induced strong and durable anti-tumor activity against established CD25-negative solid tumors with infiltrating Tregs both as monotherapy and in combination with a checkpoint inhibitor.

The ongoing, multicenter, open-label, dose-escalation and dose-expansion Phase 1b trial is evaluating the safety, tolerability, pharmacokinetics and antitumor activity of Cami as monotherapy or in combination with pembrolizumab in patients with selected advanced solid tumors. Approximately 95 patients will be enrolled in the trial. For more information about the Company’s Phase 1b clinical trial of Cami in solid tumors, please visit www.clinicaltrials.gov (identifier NCT03621982).

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, ADCT-301 is internalized into the cell where enzymes release the PBD-based warhead killing the cell. This applies to CD25-expressing tumor cells, and also to CD25-expressing Tregs. The intra-tumoral release of its PBD warhead may also cause bystander killing of neighboring tumor cells. PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity. Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma (HL) and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. In September 2020, ADC Therapeutics submitted a Biologics License Application to the U.S. Food and Drug Administration seeking accelerated approval for Lonca for the treatment of patients with relapsed or refractory DLBCL. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown in a Phase 1 clinical trial an 86.5% ORR in HL patients at the dose selected for Phase 2. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, addressable patient population, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

CONTACTS:

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Amanda Hamilton
ADC Therapeutics

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